Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

January 30, 2020	NR 20-03

Alianza Minerals Arranges $250,000 Financing

Alianza Minerals Ltd. (TSXV: ANZ  OTC: TARSF) (“Alianza” or the “Company”) is pleased to report that it has arranged a financing of $250,000 to further advance its projects in BC, Yukon, Nevada and Peru. The financing is comprised of 5 million units at 5 cents per unit.

Alianza has three very active projects in Yukon and Nevada, two of which are funded by by partners Coeur Mining and Hochschild Mining. Hochschild will fund drilling at the Horsethief gold project in south-eastern Nevada this spring.

Jason Weber, President and CEO of Alianza, noted that “this year we are building off of a very successful 2019, where we delivered on our key projects. We made a new silver-bearing vein discovery at Haldane in Yukon’s famous Keno Hill Silver District.  And together with our partner Hochschild Mining, we defined targets for our spring drill program at Horsethief to test this sediment-hosted gold target and its potential to host Long Canyon-style gold mineralization. With Coeur advancing our Tim Project, just 12 km north of their Silvertip Mine and exploration of some of our earlier-stage projects, we anticipate another very busy year for Alianza with plenty of opportunity for positive results to deliver to investors.”

Financing Terms – 5,000,000 Units

Each Unit is comprised of one common share and one common share purchase warrant at $0.05 per unit. The warrant is valid for three years from the date of closing of the offering and is exercisable at $0.10 to acquire one common share.

Finder’s fees of 7.5% in cash and 7.5% in finder’s warrants will be paid to eligible parties. Members of Alianza’s board of directors and management team may be participating in this offering.  All securities are subject to a four-month hold from the date of closing.

About Alianza Minerals Ltd.

Alianza employs a hybrid business model of joint venture funding and self-funded exploration to maximize opportunity for exploration success. The Company currently has gold, silver and base metal projects in Yukon Territory, British Columbia, Nevada and Peru. Alianza currently has three projects optioned/leased out in Nevada and Yukon Territory, and is actively exploring on two others. Alianza’s current partners include Hochshild Mining PLC (LON: HOC) and Coeur Mining, Inc. (NYSE: CDE).

The Company has 82.4 million shares issued and outstanding and is listed on the TSX Venture Exchange under the symbol “ANZ” and trades on the OTC market in the US under the symbol TARSF.

Mr. Jason Weber, P.Geo., President and CEO of Alianza Minerals Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel:  (604) 687-3520

Fax: (888) 889-4874

Renmark Financial Communications Inc.

Melanie Barbeau

mbarbeau@renmarkfinancial.com

Tel: (416) 644-2020 or (514) 939-3989

www.renmarkfinancial.com

To learn more visit: www.alianzaminerals.com

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.